SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933, 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

EZCHIP SEMICONDUCTOR LTD.

6-K Items

1
Condensed Interim Consolidated Financial Statements of EZchip Semiconductor Ltd. and its subsidiaries as of June 30, 2012 (Unaudited), Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2012.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

IN U.S. DOLLARS

UNAUDITED

INDEX
Page

Condensed Interim Consolidated Balance Sheets	1 - 2

Condensed Interim Consolidated Statements of Operations	3

Condensed Interim Statements of Changes in Shareholders' Equity	4

Condensed Interim Consolidated Statements of Cash Flows	5 - 6

Notes to Condensed Interim Consolidated Financial Statements	7 - 15

- - - - - - - -

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2012	2011
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$35,009	$19,056
Short-term interest bearing deposits	72,000	67,000
Available-for-sale marketable securities	41,755	40,714
Trade receivables (net of allowance for doubtful accounts of $40 (	5,215	8,655
Other accounts receivable and prepaid expenses	4,524	1,837
Inventories	5,992	5,788

Total current assets	164,495	143,050

NON-CURRENT ASSETS:
Long-term interest bearing deposits	5,000	--
Severance pay fund	5,472	5,215
Long term investment and others	333	337

Total non-current assets	10,805	5,552

PROPERTY AND EQUIPMENT, NET	1,090	828

INTANGIBLE ASSETS, NET	1,103	1,205

GOODWILL	96,276	96,276

Total assets	$273,769	$246,911

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2012	2011
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$746	$2,319
Other accounts payable and accrued expenses	6,028	6,352

Total current liabilities	6,774	8,671

ACCRUED SEVERANCE PAY	6,443	6,081

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 0.02 par value
Authorized: 50,000,000 Ordinary shares at June 30, 2012 and December 31, 2011; Issued and outstanding: 28,077,219 and 27,054,663 Ordinary shares at June 30, 2012 and December 31, 2011, respectively.	160	155
Additional paid-in capital	305,820	288,641
Accumulated other comprehensive loss	(436)	(960)
Accumulated deficit	(44,992)	(55,677)

Total shareholders' equity	260,552	232,159

Total liabilities and shareholders' equity	$273,769	$246,911

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited

Revenues	$30,213	$30,485	$63,457
Costs of revenues	5,066	6,514	14,409
Amortization of existing technology	--	597	597
Repayment of OCS grants	--	--	9,938

Gross profit	25,147	23,374	38,513

Operating expenses:
Research and development (net of grants and participations in the amount of $3,160, $2,625 and $5,050 for the six months ended June 30, 2012 and 2011, and for the year ended December 31, 2011, respectively)	9,374	8,291	16,695
Selling and marketing	3,944	3,901	7,743
General and administrative	2,423	2,105	4,316

Total operating expenses	15,741	14,297	28,754

Operating income	9,406	9,077	9,759
Financial income, net	1,279	695	1,713

Income before taxes	10,685	9,772	11,472

Taxes on income	--	(3,527)	(3,530)

Net income	$10,685	$6,245	$7,942

Basic net income per share	$0.38	$0.24	$0.30

Diluted net income per share	$0.37	$0.22	$0.28

Weighted average number of Ordinary shares used in computing basic net income per share	27,783,834	26,400,961	26,681,749

Weighted average number of Ordinary shares used in computing diluted net income per share	28,700,836	27,798,963	28,001,428

Unrealized gain (loss) on available-for-sale marketable securities	399	(82)	(618)

Unrealized gain (loss) on foreign currency cash flow hedges transactions	125	290	(882)

Total comprehensive income	$11,209	$6,453	$6,442

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of		Additional	Accumulated other		Total
	Ordinary	Share	paid-in	comprehensive	Accumulated	shareholders'
	shares	capital	capital	income (loss)	deficit	equity

Balance as of January 1, 2011	26,033,876	$149	$271,959	$540	$(63,619)	$209,029
Exercise of stock options	814,525	6	8,076	--	--	8,082
Vesting of restricted share units	206,262	*) --	--	--	--	*) --
Stock-based compensation	--	--	8,606	--	--	8,606
Comprehensive income:
Unrealized loss on available-for-sale marketable securities	--	--	--	(618)	--	(618)
Unrealized loss on foreign currency cash flow hedges transactions	--	--	--	(882)	--	(882)
Net income	--	--	--	--	7,942	7,942

Balance as of December 31, 2011	27,054,663	155	288,641	(960)	(55,677)	232,159

Exercise of stock options	872,833	5	11,762	--	--	11,767
Vesting of restricted share units	149,723	*) --	--	--	--	*) --
Stock-based compensation	--	--	5,417	--	--	5,417
Comprehensive income:
Unrealized gain on available-for-sale marketable securities	--	--	--	399	--	399
Unrealized gain on foreign currency cash flow hedges transactions	--	--	--	125	--	125
Net income	--	--	--	--	10,685	10,685

Balance as of June 30, 2012 (unaudited)	28,077,219	$160	$305,820	$(436)	$(44,992)	$260,552

*) Represents an amount lower than $ 1.

Accumulated other comprehensive income (loss)	2012	2011

Accumulated unrealized gain (loss) on available-for-sale marketable securities	$98	$(301)
Accumulated unrealized loss on foreign currency cash flows hedges	(534)	(659)

Accumulated other comprehensive loss	$(436)	$(960)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited

Cash flows from operating activities:

Net income (*)	$10,685	$6,245	$7,942
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	300	902	1,227
Accumulated interest accretion and amortization of discount and premium on available-for-sale marketable securities	245	56	545
Realized gain related to sale of available-for-sale marketable securities	--	(73)	(73)
Increase in accrued severance pay, net	105	172	101
Stock-based compensation related to options and RSUs granted	5,417	4,196	8,606
Decrease in trade receivables, net	3,440	2,253	333
Increase in other accounts receivable and prepaid expenses	(2,687)	(1,870)	(952)
Increase in inventories	(204)	(1,438)	(1,266)
Decrease (increase) in other long term receivable	4	(17)	(2)
Decrease in deferred tax assets	--	3,513	3,513
Increase (decrease) in trade payables	(1,359)	(127)	781
Increase (decrease) in other accounts payable and accrued expenses	301	244	(1,376)

Net cash provided by operating activities	16,247	14,056	19,379

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(5,482)	(4,008)	(20,702)
Investment in short-term deposits	(25,000)	(4,000)	(67,000)
Proceeds from redemption of short-term deposits	20,000	18,000	33,000
Investment in long-term deposits	(5,000)	--	--
Proceeds from sale and redemption of available-for-sale marketable securities	4,595	13,723	15,223
Purchase of property and equipment	(674)	(176)	(411)
Purchase of technology	(500)	--	(500)

Net cash provided by (used in) investing activities	$(12,061)	$23,539	$(40,390)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited

Cash flows from financing activities:

Proceeds from exercise of options	$11,767	$5,905	$8,082

Net cash provided by financing activities	11,767	5,905	8,082

Increase (decrease) in cash and cash equivalents	15,953	43,500	(12,929)
Cash and cash equivalents at the beginning of the period	19,056	31,985	31,985

Cash and cash equivalents at the end of the period	$35,009	$75,485	$19,056

(*) Including one time repayment of OCS grants	$--	$--	$9,938

Significant non-cash activities:

(1)	Purchase of property, equipment and technology on credit	$83	$42	$797

(2)	Exercise of stock options on credit	$--	$318	$--

(3)	Net change in unrealized gain (loss) on available-for-sale marketable securities	$399	$(82)	$(618)

(4)	Net change in unrealized gain (loss) on foreign currency cash flows hedges	$125	$290	$(882)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-           GENERAL

a.	EZchip Semiconductor Ltd. (the "Company") was incorporated as a limited liability company under the laws of the State of Israel in 1989.

On July 22, 2008, the Company changed its name from LanOptics Ltd. to EZchip Semiconductor Ltd. The Company is a fabless semiconductor company that develops and markets Ethernet network processors for networking equipment.

EZchip Technologies Ltd. ("EZchip Technologies") was established under the laws of the State of Israel in December 1999 as a wholly-owned subsidiary of the Company. During 2001, EZchip Technologies established a wholly-owned subsidiary under the laws of the State of Delaware, EZchip Inc., which is engaged in the marketing of EZchip Technologies' products in the United States.

b.	The Company's Ordinary shares are listed on the NASDAQ Global Select Market and its NASDAQ ticker symbol is “EZCH.” The Company's Ordinary shares are also listed on the Tel Aviv Stock Exchange.

NOTE 2:-           SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2011, are applied consistently in these financial statements.

NOTE 3:-           UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

The unaudited interim financial statements should be read in conjunction with the Company's audited annual financial statements and accompanying notes for the year ended December 31, 2011 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2011.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	EMPLOYEE EQUITY INCENTIVE AWARDS

The Company adopted equity incentive plans for its employees, officers and directors. Under these plans, the Company grants two kinds of awards: stock options and Restricted Share Units (RSUs). The granted awards usually vest over a period of four years and, in the case of stock options, are exercisable over a period of seven years from the date of grant.

The following table summarizes the awards activity under the Company's equity incentive plans as of June 30, 2012, and changes during the six months ended June 30, 2012:

	Number of awards	Weighted-average exercise price	Weighted average remaining contractual life years	Aggregate intrinsic value (**)
	Unaudited

Outstanding at December 31, 2011 (1)	2,223,166	$9.45
RSUs granted	513,850	$0.01
Stock options exercised	(872,833)	$13.48
Vested and issued RSUs	(149,723)	$0.01
Forfeited (2)	(6,687)	$1.81

Outstanding at June 30, 2012 (3)	1,707,773	$5.41	2.15	$59,151

Stock options exercisable at June 30, 2012	531,078	$13.25	2.98	$14,228

Vested and expected to vest (4) (*)	1,660,313	$5.55	2.20	$57,275

(1)	Includes (i) 1,554,159 stock options with weighted average exercise price of $13.52; and (ii) 669,007 RSUs.

(2)	Includes (i) 741 forfeited stock options with weighted average exercise price of $16.28; and (ii) 5,946 forfeited RSUs.

(3)
Includes (i) 680,585 stock options with weighted average exercise price of $13.56, with weighted average remaining contractual term of 3.14 years and with aggregate intrinsic value of $18,022 ; and (ii) 1,027,188 RSUs, with weighted average remaining contractual term of 1.49 years and with aggregate intrinsic value of $41,129.

(4)
Includes (i) 678,765 stock options with weighted average exercise price of $13.56 with weighted average remaining contractual term of 3.22 years and with aggregate intrinsic value of $17,974; and (ii) 981,548 RSUs, with weighted average remaining contractual term of 1.49 years and with aggregate intrinsic value of $39,301.

(*)	Based on the Company's historical experience and future expectations, the annual pre-vesting forfeiture rate is approximately 3%.

(**)
The aggregate intrinsic value represents the total intrinsic value (the difference between the closing price of the Company's Ordinary shares on the NASDAQ Global Select Market on June 29, 2012 (the last trading day of the second quarter of fiscal 2012) and the exercise price, multiplied by the number of in-the-money awards) that would have been received by the award holders had all award holders exercised their awards on June 30, 2012. This amount changes based on the fair market value of the Company's Ordinary shares.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	EMPLOYEE EQUITY INCENTIVE AWARDS (CONT.)

The awards outstanding as of June 30, 2012, grouped by exercise prices, were as follows:

	Awards	Weighted	Aggregate	Awards	Weighted
	outstanding as of	average remaining	intrinsic value as of	exercisable as of	average remaining
Exercise	June 30,	contractual	June 30,	June 30,	contractual
Price	2012	life years	2012	2012	life years

$0.01 (RSUs)	1,027,188	1.49	$41,129	--	--
$2.81 - $3.12	59,346	1.32	2,206	59,346	1.32
$10.33 - $11.97	94,202	4.17	2,696	52,620	4.19
$13.45 - $16.62	527,037	3.16	13,120	419,112	3.06

	1,707,773	2.15	$59,151	531,078	2.98

Stock-based compensation expenses

As of June 30, 2012, there was $28,690 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Company's equity incentive plans. This cost is expected to be recognized over a period of four years with a weighted average period of 2 years.

The total stock-based compensation expenses related to all of the Company's stock-based compensation plans, recognized for the six months ended June 30, 2012 and 2011 and for the year ended December 31, 2011, are set forth below:

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited

Costs of revenues	$151	$213	$359
Research and development expenses	2,906	2,245	4,446
Selling and marketing expenses	1,174	894	1,867
General and administrative expenses	1,186	844	1,934

Total stock-based compensation expenses	$5,417	$4,196	$8,606

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-           INVENTORIES

	June 30,	December 31,
	2012	2011
	Unaudited	Audited

Raw materials	$48	$113
Work in progress	100	96
Finished products	5,844	5,579

Total	$5,992	$5,788

NOTE 6:-           AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of June 30, 2012 and December 31, 2011, all of the Company's marketable securities were classified as available-for-sale.

	June 30, 2012				December 31, 2011
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale - maturing within one year:
Governmental debentures fixed interest rate	$5,499	$12	$--	$5,511	$3,542	$--	$--	$3,542
Corporate debentures-
fixed interest rate	14,825	58	--	14,883	997	3	--	1,000
Corporate debentures floating interest rate	1,521	7	--	1,528	6,211	27	(15)	6,223

Total Available-for-sale -maturing within one year	21,845	77	--	21,922	10,750	30	(15)	10,765

Available-for-sale - maturing after one year:
Governmental debentures fixed interest rate	3,765	6	--	3,771	6,421	16	(12)	6,425
Corporate debentures
- fixed interest rate	5,790	20	(24)	5,786	13,550	25	(122)	13,453
Corporate debentures floating interest rate	10,257	63	(44)	10,276	10,294	--	(223)	10,071

Total Available-for-sale -maturing after one year	19,812	89	(68)	19,833	30,265	41	(357)	29,949

Total Available-for-sale	$41,657	$166	$(68)	$41,755	$41,015	$71	$(372)	$40,714

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-           DERIVATIVE INSTRUMENTS

The Company enters into derivative contracts with financial institutions in order to hedge the exposure to foreign currency exchange rate fluctuations and reduce the potential influence of such fluctuations on its cash flows and earnings.  The Company hedges the cash flows of employee payroll expenses denominated in NIS against the changes in the U.S. dollar exchange rate. These derivative instruments are designated as cash flows hedges and are carried out through forward and options contracts on the U.S. dollar/NIS exchange rate.

Derivative instruments are recognized on the consolidated balance sheet as either assets or liabilities at fair value. The Company initially records changes in the fair value related to the effective portion (i.e., gains or losses) of the derivative instruments to Accumulated Other Comprehensive Income ("AOCI") and subsequently reclassifies those gains or losses to the applicable expense in the statement of operations when the hedged transactions are recorded.

As of June 30, 2012 and December 31, 2011, the Company had outstanding forward and options contracts with an estimated value of $16,800 and $15,800, respectively.

At June 30, 2012, the fair value of the Company's cash flow hedges was $534. This amount is expected to be reclassified from AOCI to the statement of operations within the next 12 months.  The Company measured the fair value of the forward and options contracts in accordance with FASB ASC 820 "Fair Value Measurements and Disclosures," at Level 2.

During the six months ended June 30, 2012, the Company reclassified net loss of $378 out of the other comprehensive loss and recognized the loss in the Company's statements of operations as part of the payroll expenses.

The fair value of the outstanding foreign currency cash flows hedges recorded by the Company on its consolidated balance sheets as of June 30, 2012 and December 31, 2011, as a liability is as follows:

	June 30,	December 31,
	2012	2011
	Unaudited	Audited

Derivatives designated as cash flow hedging instruments

Other accounts payable and accrued expenses	$(534)	$(659)

Total	$(534)	$(659)

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	DERIVATIVE INSTRUMENTS (CONT.)

The activity related to the changes in net unrealized gains (losses) on foreign currency cash flows hedges is as follows:

	Six months ended	Year ended
	June 30,	December 31,
	2012	2011
	Unaudited	Audited

Net unrealized gains (losses) on cash flow hedges as of beginning balance *)	$(659)	$293
Gains (losses) recognized in accumulated other comprehensive income	503	(1,282)
Realized gains (losses) reclassified into earnings	(378)	330

Net unrealized losses on cash flow hedges as of ending balance *)	$(534)	$(659)

*)     Excludes tax effect.

NOTE 8:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with FASB ASC 820, "Fair Value Measurements and Disclosures," the Company measures its available-for-sale marketable securities and foreign currency forward and options contracts at fair value. Available-for-sale marketable securities and forward and options contracts are classified within Level 2 because they are valued using other inputs that are directly or indirectly observable in the marketplace for similar investments.

The Company's financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of June 30, 2012 and December 31, 2011:

	June 30, 2012			December 31, 2011
	Unaudited			Audited
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Money market funds (included in cash and cash equivalents)	$9,761	$--	$--	$1,051	$--	$--
Governmental bonds	--	9,282	--	--	9,962	--
Corporate bonds	--	32,473	--	--	30,752	--
Foreign currency cash flow hedges	--	(450)	--	--	(582)	--

Total	$9,761	$41,305	$--	$1,051	$40,132	$--

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	ROYALTIES COMMITMENTS

The Company participates in programs sponsored by the Israeli Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the "OCS"), for the support of research and development activities.

In each of the six months ended June 30, 2012 and June 30, 2011, and the year ended December 31, 2011, the Company received an approval from the OCS for its participation in its research and development budgets. Pursuant to such programs, the OCS participates in up to 50% of the approved budget for certain periods ending June 30, 2012.

In connection with the OCS participation, the Company is obligated to pay royalties to the OCS at the rate of 3.5%-4.5% of sales of the products developed with the OCS's participation up to 100% of the grants received linked to the U.S. dollar bearing annual interest at a rate of LIBOR.

With respect to royalties paid for revenues that the Company derives from its partnership with Marvell Technology Group Ltd. ("Marvell"), royalties to the OCS are calculated based on Marvell's sale price to Cisco Systems, Inc. ("Cisco").

As of June 30, 2012, the Company has a contingent obligation of $6,180 which comprised of the amounts of royalty bearing grants received from the OCS less royalties already paid. For the six months ended June 30, 2012 and June 30, 2011, and for the year ended December 31, 2011, the royalties expenses, as part of the Company's cost of revenues, were $0, $726 and $1,196, respectively.

During December 2011, the Company made an early repayment of $9,938 of certain of its outstanding royalty obligation to the OCS. This repayment resulted in a one-time charge presented as an early repayment of royalty of government grants in the Company’s consolidated statement of operations.

As of June 30, 2012 and December 31, 2011, the Company does not have accrued royalties pursuant to the OCS programs.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Segment information: The Company manages its business on the basis of one reportable segment.

b.
Total revenues are attributed to geographic areas based on the bill-to location of the customers or customers' manufacturing subcontractors.

The following table presents total revenues for the six month periods ended June 30, 2012 and June 30, 2011, and for the year ended December 31, 2011 and long-lived assets as of June 30, 2012, June 30, 2011 and December 31, 2011:

	Six months ended June 30, 2012		Six months ended June 30, 2011		Year ended December 31, 2011
	Revenues	Long-lived Assets (*)	Revenues	Long-lived Assets (*)	Revenues	Long-lived Assets (*)

Israel	$3,500	$1,289	$3,318	$671	$5,643	$1,026
China and Hong Kong	9,498	-	9,620	-	25,136	-
Far East (excluding China and Hong Kong)	889	-	846	-	2,933	-
Canada	66	-	799	-	1,375	-
USA	3,346	1	5,316	2	10,440	2
Europe	12,840	-	10,369	-	17,635	-
Others	74	-	217	-	295	-

	$30,213	$1,290	$30,485	$$673	$63,457	$1,028

(*)	Excluded goodwill and intangible assets.

c.
Revenues from network processors amounted to $29,342, $29,488, and $61,802 for the six months ended June 30, 2012, June 30, 2011, and for the year ended December 31, 2011, respectively (including network processing units based systems). These revenues also included royalty revenues derived from the agreement with Marvell which amounted to $12,808, $9,845 and $16,845 for the six months ended June 30, 2012 and June 30, 2011, and for the year ended December 31, 2011, respectively. In addition, revenues from software tools and other services amounted to $871, $997 and $1,655 for the six months ended June 30, 2012 and June 30, 2011, and for the year ended December 31, 2011, respectively.

d.	Sales to the Company's significant customers, including sales to their manufacturing subcontractors, as a percentage of total revenue were as follows:

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited

Customer A	43%	32%	27%
Customer B	17%	(*)	11%
Customer C	14%	21%	24%

 (*) less than 10%

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-         MAJOR SUBCONTRACTORS

All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the Company is and will likely continue to be dependent upon such subcontractors to allocate to the Company sufficient capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the six months ended June 30, 2012 and June 30, 2011, and for the year ended December 31, 2011, the Company's principal subcontractors accounted for approximately 78%, 75% and 80%, respectively, of the Company's cost of revenues.

NOTE 12 -         EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Six months ended June 30,		Year ended December 31,
	2012	2011	2011
	Unaudited	Unaudited	Audited
Numerator:
Net income	$10,685	$6,245	$7,942

Denominator:
Weighted-average number of shares outstanding used in computing basic net earnings per share	27,783,834	26,400,961	26,681,749
Dilutive effect: stock options and RSUs	917,002	1,398,002	1,319,679
Total weighted-average number of shares used in computing diluted net earnings per share	28,700,836	27,798,963	28,001,428

Basic net income per share	$0.38	$0.24	$0.30
Diluted net income per share	$0.37	$0.22	$0.28

Anti-dilutive securities

There were no outstanding anti-dilutive options or RSUs for the six months ended June 30, 2012 and June 30, 2011, and for the year ended December 31, 2011.

****************

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the six months ended June 30, 2012 and 2011 and the consolidated balance sheet data at June 30, 2012 are derived from unaudited condensed interim consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for such periods.  The results of operations for the six months ended June 30, 2012 are not necessarily indicative of results to be expected for any future period.  The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and as at December 31, 2011 and 2010 included in our Annual Report on Form 20-F for the year ended December 31, 2011.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

INCOME STATEMENT DATA

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2011	2012

Revenues	$30,485	$30,213
Costs of revenues	6,514	5,066
Amortization of existing technology	597	--

Gross profit	23,374	25,147

Operating expenses:
Research and development, net	8,291	9,374
Sales, general and administrative	6,006	6,367

Total operating expenses	14,297	15,741

Operating income	9,077	9,406
Financial income, net	695	1,279

Income before taxes	9,772	10,685

Taxes on income	(3,527)	--

Net income	6,245	10,685

Basic net income per share	$0.24	$0.38
Diluted net income per share	$0.22	$0.37

BALANCE SHEET DATA

U.S. dollars in thousands

	December 31,	June 30,
	2011	2012

Working capital	$134,379	$157,721
Total assets	$246,911	$273,769
Long-term liabilities	$6,081	$6,443
Total equity	$232,159	$260,552

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2012 COMPARED TO SIX MONTHS ENDED JUNE 30, 2011

Revenues

We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network processor-based systems, software tools and services.  For the six months ended June 30, 2012, revenues decreased by $0.3 million, or 1%, to $30.2 million from $30.5 million for the six months ended June 30, 2011.  Cisco accounted for $12.8 million (43% of revenues) for the six months ended June 30, 2012, compared to $9.9 million (32% of revenues) for the six months ended June 30, 2011.  Revenues from Cisco are generated through Marvell, which manufactures and sells customized versions of our NP-3 and NP-4 processors to Cisco and pays us royalties for such sales.  We recognize revenues on account of such sales on a net basis. The increase in sales to Cisco is mainly attributable to its ramp up of producing existing and new platforms, using our NP-3 and NP-4 NPUs.  ZTE Corporation accounted for $5.1 million (17% of revenues) for the six months ended June 30, 2012, compared to $2.5 million (8% of revenues) for the six months ended June 30, 2011.  Juniper Networks accounted for $4.1 million (14% of revenues) for the six months ended June 30, 2012, compared to $6.3 million (21% of revenues) for the six months ended June 30, 2011, a decline of 35%.  The decline in sales to Juniper Networks was mainly attributable to its decision to use in-house solutions for their new systems instead of our NP-2. Our other customers as a group accounted for $8.2 million (26% of revenues) for the six months ended June 30, 2012, compared to $11.8 million (39% of revenues) for the six months ended June 30, 2011.

Cost of Revenues

Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers, and to a lesser extent, royalties payable to the OCS (in the six months ended June 30, 2011, only), the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs.  For the six months ended June 30, 2012, our cost of revenues decreased by $1.4 million, or 22%, to $5.1 million (17% of revenues) from $6.5 million (21% of revenues) for the six months ended June 30, 2011.  The decrease in cost of revenues, as well as the decrease in cost of revenues as a percentage of revenues, was mainly attributable to a higher portion of royalty revenues from Marvell, which bear no cost of goods sold (other than royalties due to the OCS for the six months ended June 30, 2011, only), as well as to the elimination of all our future royalty obligations for the NP-3, NP-4 and the NPA during December 2011,  which resulted in no royalties cost for the six months ended June 30, 2012.

Amortization of Existing Technology

Amortization of existing technology reflects the amortized cost of the intangible asset – "existing technology" – acquired in connection with the purchases of EZchip Technologies shares in a series of share exchange transactions in prior years. Each acquisition of shares of EZchip Technologies (other than the 2009 employee exchange offer) was accounted for according to the purchase method of accounting and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of acquisition.  Existing technology is being amortized using the straight-line method over its useful life. The existing technology was fully amortized during 2011.

Gross Profit

For the six months ended June 30, 2012, our gross profit increased by $1.7 million, or 8%, to $25.1 million (83% of revenues) from $23.4 million (77% of revenues) for the six months ended June 30, 2011.  This increase in gross profit was mainly attributable to a higher portion of royalty revenues from Marvell, which bear no cost of goods sold (other than royalties due to the OCS for the six months ended June 30, 2011 only), as well as to elimination all our future royalty obligations for the NP-3, NP-4 and the NPA during December 2011, which bear no royalties cost for the six months ended June 30, 2012.

Research and Development Expenses, Net

Research and development expenses consist primarily of the salaries and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs).  Since April 1, 2006, we have received research and development participation grants from the OCS.  Research and development expenses increased by $1.6 million, or 15%, to $12.5 million (excluding OCS grants of $3.2 million) for the six months ended June 30, 2012 compared to $10.9 million (excluding OCS grants of $2.6 million) for the six months ended June 30, 2011.  The increase in research and development expenses was mainly attributable to higher labor costs resulting primarily from an increase in the number of research and development employees that we hired, mainly for the new product line development that is being conducted at our new design center in Kiryat Gat, Israel.

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of salaries and benefits, commissions to third party sales representatives, participation in trade shows and travel expenses, as well as legal, accounting and other administrative costs.  For the six months ended June 30, 2012, these expenses increased by $0.4 million, or 6%, to $6.4 million from $6.0 million for the six months ended June 30, 2011.  The increase was primarily attributable to a higher level of labor costs and share-based compensation expenses under ASC 718 opposite with lower level of sales commissions to third party representatives and lower amortization expenses of intangible assets.

Financial Income, Net

Financial income, net reflects the income or expenses from traditional interest income or financing expenses and from exchange rate fluctuations and currency translation.  For the six months ended June 30, 2012, net financial income increased by $0.6 million, or 84% to $1.3 million from net financial income of $0.7 million for the six months ended June 30, 2011.  This increase was attributable mainly to a higher level of cash, cash equivalents, deposits and marketable securities in the six months ended June 30, 2012.

Taxes on Income

For the six months ended June 30, 2011, we recorded taxes on income of $3.5 million.  The tax expenses resulted from utilization of the deferred tax asset that was created in 2009. During the second half of 2011 we concluded utilizing the tax asset and started utilizing certain tax benefits available to our Approved and Privileged Enterprise programs.  We did not record any taxes on income for the six months ended June 30, 2012.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2012, the Company had $157.7 million in working capital and $148.8 million in cash, cash equivalents, short-term deposits and available-for-sale marketable securities, compared to $134.4 million in working capital and $121.0 million in cash, cash equivalents, short-term deposits and available-for-sale marketable securities as of June 30, 2011.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2012	2011
Statement of Cash Flows Data:
Net cash provided by operating activities	$16,247	$14,056
Net cash provided by (used in) investing activities	(12,061)	23,539
Net cash provided by financing activities	11,767	5,905

Increase in cash and cash equivalents	15,953	43,500
Cash and cash equivalents at the beginning of the period	19,056	31,985

Cash and cash equivalents at the end of the period	$35,009	$75,485

Net cash provided by operating activities was approximately $16.2 million for the six months ended June 30, 2012 compared to approximately $14.1 million for the six months ended June 30, 2011.  The improvement in cash flows from operating activities resulted from the increase in operating income during the six months ended June 30, 2012.

Net cash used in investing activities was approximately $12.1 million for the six months ended June 30, 2012.  Of such amount, approximately $10.9 million, net, was used to purchase available-for-sale marketable securities and for investment in deposits and approximately $1.2 million was used to purchase property, equipment and technology.  Net cash provided by investing activities for the six months ended June 30, 2011 was approximately $23.5 million. Of such amount, approximately $23.7 million, net, was provided from maturities or sale of available-for-sale marketable securities and redemption of deposits and approximately $0.2 million was used to purchase property and equipment.

For the six months ended June 30, 2012 and June 30, 2011, net cash provided by financing activities was approximately $11.8 million and $5.9 million, respectively.  These amounts were attributable to proceeds from the exercise of employee stock options.

We believe that our cash, cash equivalents, available-for-sale marketable securities and deposits balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD.
(Registrant)
By:	/s/ Dror Israel
Dror Israel
Chief Financial Officer

Date: September 27, 2012

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